

SECURITIES AND EXCHANGE COMMISSION

07001455

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.K. Riley Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Avenue, Suite 5300
(No. and Street)

PROCESSED
MAR 08 2007
THOMSON
FINANCIAL

Seattle (City) Washington (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward K. Riley 206-832-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH. D.C.
185
SECTION

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward K. Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. Riley Investments, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
KIMBERLY ANN FERRY
MY COMMISSION EXPIRES
OCTOBER 10, 2007

Kimberly Ann Ferry
Notary Public

Edward K Riley
Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Member
E. K. Riley Investments, LLC

We have audited the accompanying statement of financial condition of E. K. Riley Investments, LLC (a wholly owned subsidiary of E. K. Riley & Company, Inc.) as of December 31, 2006, and the related statements of operations, member's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of E. K. Riley Investments, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
February 21, 2007

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS	
Cash	$ 171,159
Deposits with clearing organization and others	128,636
Receivable from clearing organization	1,891,921
Receivable from customers	5,777
Receivable from related party	3,929
Securities owned, at market value	10,709,663
Prepaid expenses	91,051
Property and equipment, net	166,727
	$ 13,168,863
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to clearing organization	$ 9,149,113
Securities sold, not yet purchased, at market value	1,629,069
Accounts payable and accrued liabilities	662,156
	11,440,338
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 5 and 6)	
SUBORDINATED NOTE	500,000
MEMBER'S EQUITY	1,228,525
	$ 13,168,863

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 5,216,392
Net gains from trading securities	5,157,642
Interest and dividend	472,966
Other	1,009,576
	11,856,576
EXPENSES	
Commission expense	5,949,052
Employee compensation and benefits	2,645,126
Brokerage, exchange and clearance fees	1,133,066
Communications and data processing	291,759
Interest	42,910
Occupancy	307,082
Other	1,511,350
	11,880,345
NET LOSS	$ (23,769)

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

BALANCE, December 31, 2005	$ 1,083,654
Contributions	399,640
Distributions	(231,000)
Net loss	(23,769)
BALANCE, December 31, 2006	$ 1,228,525

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2006

SUBORDINATED BORROWINGS, at December 31, 2006	$ 500,000

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF CASH FLOWS

DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (23,769)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:	
Compensation expense related to stock options	99,640
Depreciation and amortization expense	53,086
Changes in assets and liabilities:	
Deposits with clearing organization and others	24,958
Receivable from customers	25,658
Receivable from related party	(1,731)
Securities owned	(139,641)
Other assets	(4,232)
Payable to clearing organization	4,100,677
Securities sold, not yet purchased	(3,892,905)
Accounts payable and accrued liabilities	(178,607)
Payable to broker dealer	(9,562)
Net cash provided by operating activities	53,572
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(61,957)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from member	300,000
Distribution to member	(231,000)
Net cash provided by financing activities	69,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	60,615
CASH	
Beginning of year	110,544
End of year	$ 171,159
SUPPLEMENTAL INFORMATION	
Cash paid during the year for interest	$ 42,910

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in brokerage services of fixed income securities and has offices in Washington, Oregon, Idaho, Montana, and California; however, its customers are throughout the United States. It is exempt from the reserve requirements under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission (SEC), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

Property and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

Fair Value of Financial Instruments - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

Security Transactions and Revenue Recognition - As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as agent and principal. The Company earns a commission on agency trades. Securities transactions and related revenue and receivables are recorded on a trade date basis. Interest and dividend income are recognized during the period earned. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Changes in the value of these securities are reflected currently in the results of operations.

Income Taxes - The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on the tax returns of its member. The Company files its own state and local tax return, provisions for which are included in the operating expenses of the Company.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company maintains its cash balances in one financial institution located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

The Company utilizes a clearing organization in order to process all trading transactions (see Note 2) and regularly has large balances due to or from this organization.

Note 2 - Agreement with Clearing Organization

During the year, the Company changed clearing organizations from Pershing LLC to First Clearing LLC (First Clearing). The Company introduces all customer transactions in securities traded on securities markets to First Clearing on a fully disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing organization also lends money to the Company to finance trading accounts. The Company also maintains a cash balance with the clearing broker in order to maintain proper margin on its securities inventory. These balances are classified as a payable to and receivable from clearing organization, respectively.

Note 3 - Securities Owned

Securities owned and securities sold, but not yet purchased, consist of trading securities at market values at December 31, 2006, as follows:

	Owned	Sold, Not Yet Purchased
Government bonds	$ 7,374,988	$ 1,629,069
Corporate bonds	1,502,353	-
Municipal bonds	1,693,122	-
Other securities	139,200	-
	$ 10,709,663	$ 1,629,069

In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2006 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2006.

Note 4 - Property and Equipment

Property and equipment consists of the following at December 31, 2006:

Computer software	$ 28,144
Computers and equipment	181,435
Furniture and fixtures	107,032
	316,611
Less accumulated depreciation and amortization	149,884
	$ 166,727

Note 5 - Commitments

Operating Leases - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement that expires in June 2008. Also, the Company entered into an additional non-cancelable operating sublease with another tenant in its building for additional space that expired in November 2006. Future minimum payments under this agreement are as follows:

Fiscal Year Ending	Payments
2007	$ 292,880
2008	146,440
	$ 439,320

Rental expense, net of $109,585 of sublease income, for all operating leases amounted to approximately $307,082 for 2006.

Brokerage Fees - In accordance with the Clearing Agreement (the Agreement) the Company entered into with First Clearing, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $10,000 per month for brokerage fees. The Agreement expires in June of 2009; either party may terminate the Agreement upon 30 days' written notice.

Note 6 - Contingencies

The NASD has made a preliminary determination to recommend an administrative proceeding against the Company for failure to report certain corporate bond transactions within the statutory time frame allotted. The NASD will likely determine to seek sanctions and it is reasonably possible that this could result in a civil fine or settlement payment by the Company. At this time, it is not possible to estimate what that loss might be. The financial statements include no provision for loss in connection with this contingency.

Note 7 - Note Payable

In January 2004, the Company entered into a subordinated loan agreement with a commercial bank to borrow $500,000 for operating purposes. The note carries a variable interest rate and payment in full is due February 2008. The note is secured by the assets of the Company.

Note 7 - Note Payable (Continued)

The subordinated note is available in computing net capital under the SEC's uniform net capital rule. To the extent the note is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 8 - Related Party Transactions

The Company distributes funds to its Parent for income tax obligations that are incurred by the Parent as a result of its ownership in the Company. A distribution of $81,000 was made to the Parent for estimated tax liabilities.

The Company utilized services from a related party during the year. An expense of $135,000 during the year was recorded related to these services. A receivable of $3,929 has been recorded on the balance sheet due from this related party.

The Parent has granted certain employees options to purchase shares of the Parent's common stock. The Company recorded compensation expense and a corresponding contribution of equity of $99,640 reflecting the fair value of the options at the grant date.

Note 9 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company makes a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation. The Company incurred $35,361 in expense related to this plan for the year ended December 31, 2006.

Note 10 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $250,000 for the year ended December 31, 2006.

Note 10 - Net Capital Requirement (Continued)

The following are the net capital results for the year ended December 31, 2006:

Net capital	$	874,641
Required net capital, aggregate indebtedness method	$	44,144
Percentage of aggregate indebtedness to net capital		76%

Note 11 - Report on Internal Control

In accordance with certain rules of the SEC, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the SEC.

SUPPLEMENTAL INFORMATION

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

NET CAPITAL		
Total member's equity qualified for net capital		$ 1,228,525
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		500,000
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables	$ 21,510	
Property and equipment	166,727	
Other assets	119,687	
		307,924
Haircuts on securities:		
Trading and investment securities		545,960
Net capital		$ 874,641
AGGREGATED INDEBTEDNESS		
Total liabilities		$ 11,940,338
Less: nonaggregate indebtedness liabilities		11,278,182
Aggregate indebtedness		$ 662,156
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement, aggregate indebtedness method		$ 44,144
Minimum dollar net capital requirement pursuant to Rule 15c3-1		$ 250,000
EXCESS NET CAPITAL		$ 624,641
Ratio of aggregate indebtedness to net capital		0.76

Note: The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2006 computed by the Company in its Form X-17A-5, Part IIA, does not differ significantly from the above computation, which is based on audited financial statements.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member
E. K. Riley Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedules of E. K. Riley Investments, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 21, 2007

END